KID CASTLE EDUCATIONAL CORPORATION
吉的堡教育集團
台北縣新店市民權路 98 號 8 樓
8TH FLOOR, NO.98, MIN CHUAN ROAD
HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL:(02)2218-5996
FAX:(02)2218-0955

October 8, 2007

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

Re: Kid Castle Education Corporation
Revised Preliminary Proxy Statement on Schedule 14A
Filed August 29, 2007
File No. 333-39629

Dear Mr. Owings:

Kid Castle Educational Corporation (the "Company") has received the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in your comment letter dated September 27, 2007 (the "Comment Letter") addressed to Mr. Min-Tan Yang, Chief Executive Officer of the Company, relating to the Company's revised preliminary proxy statement (the "Proxy") filed with the Commission on August 29, 2007.

For your convenience, we have reprinted below the Staff's comment from the Comment Letter in bold and set for our response thereunder.

Executive Compensation, page 7

Compensation Discussion and Analysis, page 7

1. **COMMENT: We note your response to comment 2 in our comment letter dated August 9, 2007. We further note the revisions you have made to your disclosure in response to our comment and, specifically, your indication that "primary quantifiable measurement of operational excellence for the Company is the achievement of profitability, which is directly related to increasing annual revenue. Executives' annual performance evaluations are based in part on their achievement of the aforementioned goals and in part on revenue targets that may be established by the Board of Directors at the beginning of the each fiscal year." Please revise your discussion to disclose these revenue targets.**

RESPONSE: The primary quantifiable measurement of operational excellence for the Company is the achievement of profitability, which is directly related to

台北縣新店市民權路 98 號 8 樓
8TH FLOOR, NO.98, MIN CHUAN ROAD
HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL:(02)2218-5996
FAX:(02)2218-0955

increasing annual revenue. The disinterested members of the Board of Directors determine if any annual discretionary bonuses should be awarded to named executives in conjunction with the named executives' annual performance evaluations. Currently, the named executives' annual performance evaluations include assessments based on their ability to achieve profitability and revenue growth in general. While the Board of Director may establish revenue, profit or other performance targets for the named executives in order to determine their bonuses, currently no such target has been specifically established by the Board of Directors for the named executive for such purposes.

Ms. Huang, President of Shanghai Operations, has not received any bonus in the last three fiscal years. In 2006, Ms. Huang's base salary was subject to a conditional payment arrangement, whereby 20% of her annual base salary in fiscal year 2006 would be withheld and not be realized unless the Company was able to maintain its revenue at the fiscal year 2005 level. Ms. Huang's annual base salary in fiscal year 2007 is also subjected to similar arrangement whereby 20% of her annual base salary in fiscal year 2007 would not be realized unless the Company is able to maintain its revenue at the fiscal year 2006 level.

Since January 2006, other than annual base salaries in the amounts of $18,509 and $18,190, respectively, Messrs Yang and Pai have not received any other compensation, including bonuses, from the Company, and have not been subject to any annual performance evaluations based on any specific performance targets.

Due to the improved operating and financial results achieved by the Company during the first two fiscal quarters of 2007, the disinterested members of the Board of Directors are in the process of evaluating the compensation packages of Messrs Yang and Pai, including bonus awards that may be linked to their ability to improve the Company's financial and operating conditions in 2007 and/or future revenue, profit and other performance targets. Any adjustment to the compensation packages of the named executives, and awards of bonuses to them, once determined, will be disclosed in the Company's future filings.

KID CASTLE EDUCATIONAL CORPORATION
吉的堡教育集團
台北縣新店市民權路 98 號 8 樓
8TH FLOOR, NO.98, MIN CHUAN ROAD
HSIEN TIEN, TAIPEI, TAIWAN, ROC
TEL: (02)2218-5996
FAX: (02)2218-0955

The Company looks forward to working with the Staff to resolve these issues in a manner that will be satisfactory to the Commission. The Company also acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We anticipate that our attorneys at K&L Gates, specifically Carter Mackley and Josh Gaul, both of whom can be reached at (206) 623-7580, will be contacting you shortly to discuss this matter further.

Very truly yours,

Kid Castle Education Corporation

By: Min-Tan Yang

Min-Tan Yang
Chief Executive Officer

cc: Anita Karu, Attorney-Adviser
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Carter Mackley, Esq.
Joshua C. Gaul, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104